Exhibit 4.3
ACI Worldwide, Inc.
Amended and Restated
Deferred Compensation Plan
     1. Purpose. Effective as of October 1, 2010, ACI Worldwide, Inc. (the “Company”), establishes this Amended and Restated Deferred Compensation Plan (the “Plan”) for the purpose of allowing members of the Company’s senior management to save for their retirement on a tax-deferred basis. This Plan is intended to constitute a “nonqualified deferred compensation plan,” within the meaning of Section 409A(d)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and it shall be construed and administered in a manner consistent therewith.
     2. Definitions. Unless otherwise clearly apparent from the context, the following terms shall have the indicated meanings under this Plan:
     (a) “Account” shall mean a bookkeeping account established in a Participant’s name for the sole purpose of measuring the benefit payable to the Participant or the Participant’s Beneficiary under those circumstances described in this Plan.
     (b) “Account Balance” shall mean, with respect to any Participant, the sum of all Deferrals and/or Company Contributions credited to his or her Account for all years the Participant has participated in this Plan, as adjusted for any Earnings on such amounts, and as reduced for any prior distributions to the Participant or the Participant’s Beneficiary.
     (c) “Beneficiary” shall mean the person or persons entitled to receive any benefit payable under this Plan following a Participant’s death. Such Beneficiary shall be designated in accordance with Paragraph 13.
     (d) “CEO” shall mean the Chief Executive Officer of the Company. The CEO may delegate to one or more individuals any or all of the administrative duties assigned to the CEO under the Plan.
     (e) “Change in Control” shall have the meaning given such term in the Company’s then current form of Change in Control Employment Agreement filed by the Company with the Securities and Exchange Commission.
     (f) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
     (g) “Committee” shall mean the Compensation and Leadership Development Committee of the Company’s Board of Directors.
     (h) “Company” shall mean ACI Worldwide, Inc. a Delaware corporation .

     (i) “Company Contribution” means any amount that the Company credits to a Participant’s Account under the Plan as a discretionary employer contribution for a given Plan Year, in accordance with Paragraph 5. Company Contributions shall not be considered “Compensation” for purposes of this Plan or for purposes of any other qualified or nonqualified plan of the Company or its subsidiaries.
     (j) “Compensation” shall mean, with respect to a Plan Year, all Regular Compensation and Performance-Based Compensation earned by a Participant during that Plan Year in return for services performed for the Company. Such amount shall include any Deferrals under this Plan, but shall exclude any elective deferrals excluded from the Participant’s gross income under any of Code Sections 125, 132(f)(4), or 401(k).
     (k) “Deferrals” shall mean the annual amount of Compensation a Participant elects to defer under Paragraph 4.
     (l) “Disability” shall mean any medically determinable physical or mental impairment of a Participant that can be expected to result in death or to last for a continuous period of not less than twelve months, provided that such impairment results in the Participant either:
     (i) Being unable to engage in any substantial gainful activity, or
     (ii) Receiving income replacement benefits for a period of at least three months under an accident and health plan covering employees of the Company or its subsidiaries.
     (m) “Earnings” shall mean the rate of return credited to a Participant’s Account under Paragraph 6.
     (n) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.
     (o) “Employee” shall mean any common-law employee of the Company or its subsidiaries whose primary location of employment is within the United States of America.
     (p) “Participant” shall mean any Employee or non-Employee director who is selected for participation in the Plan in accordance with Paragraph 3, and shall also include any former Employee who continues to have an Account Balance under the Plan.
     (q) “Performance-Based Compensation” shall mean any portion of a Participant’s Compensation that is contingent on the satisfaction of preestablished organizational or individual performance criteria, measured over a performance period of at least twelve (12) consecutive months during which the Participant performs services for the Company or its subsidiary. For this purpose, performance criteria will be considered “preestablished” if they are established in writing by no later than ninety (90) days after the performance period commences, provided that the outcome is substantially uncertain at the time the criteria are established.
     (r) “Plan” shall mean this ACI Worldwide, Inc. Amended and Restated Deferred Compensation Plan, as herein set forth and as amended from time to time.
     (s) “Plan Year” shall mean the calendar year; provided that the initial Plan Year shall commence on October 1, 2010, and end on December 31, 2010.
     (t) “Regular Compensation” shall mean that portion of a Participant’s Compensation that is payable on a periodic basis throughout the Plan Year in which it is earned, as well as any such periodic Compensation that is payable as soon as administratively practicable following the close of the final payroll period in such Plan Year, but shall exclude any Performance-Based Compensation.
     (u) “Separation From Service” shall mean a Participant’s termination of employment with the Company and all of its affiliated employers, regardless of the reason therefor. In all events, this phrase shall be construed in a manner consistent with the requirements of Code Section 409A, including any applicable IRS guidance.
     (v) “Specified Employee” shall mean any Employee described in Code Section 409A(a)(2)(B)(i), as determined pursuant to procedures adopted by the Committee in compliance with Code Section 409A, but only if the stock of the Company or a parent of the Company is publicly traded at the time of such Employee’s Separation From Service.
     (w) “Unforeseeable Emergency” shall mean severe financial hardship to a Participant resulting from:
     (i) A sudden and unexpected illness of the Participant, the Participant’s spouse, the Participant’s Beneficiary or the Participant’s dependent (as defined in Code Section 152, without regard to sub-sections (b)(1), (b)(2) or (d)(1)(B));
     (ii) The loss of the Participant’s property due to casualty; or
     (iii) Any other similar extraordinary and unforeseeable circumstance arising as a result of events beyond the control of the Participant.
The existence of an Unforeseeable Emergency shall be determined by the CEO (or, in the case of the CEO, by the Committee), in accordance with regulations issued under Code Section 409A(a)(2)(B)(ii)(I).
     (x) “Valuation Date” shall mean the last day of each Plan Year, as well as such other dates as are determined by the Committee.

     3. Participation. Acting in its sole discretion, the Committee may designate for participation in the Plan any Employee who is determined to be part of a “select group of management or highly compensated employees” of the Company or its subsidiaries (as that phrase is used in Section 201(2) of ERISA). Such designation shall be made in writing, and may be revoked at any time. Unless and until revoked, however, any such designation shall remain in effect during subsequent Plan Years.
     4. Deferrals.
     (a) Regular Compensation. Subject to the provisions of Subparagraph (c), prior to the first day of each Plan Year, a Participant may elect to defer the receipt of any portion of the Regular Compensation to be earned by him or her during that Plan Year. Moreover, an Employee who is not already a participant in a nonqualified deferred compensation plan that would be aggregated with this Plan pursuant to Treasury Regulation Section 1.409A-1(c)(2)(i) may elect, during the first thirty (30) days after the Employee first becomes a Participant, to defer the receipt of any portion of the Regular Compensation to be earned by him or her after the date of such election and during the remainder of that Plan Year. Any such Deferral election may not be revoked or modified during the Plan Year to which it relates, except that a Participant’s Deferral election shall be cancelled due to either (i) an accelerated distribution from this Plan on account of an Unforeseeable Emergency, or (ii) a hardship distribution from a qualified cash or deferred arrangement pursuant to Treasury Regulation Section 1.401(k)-1(d)(3). No new Deferral election described in the first sentence of this Subparagraph may become effective until the first day of the following Plan Year. A Participant may elect to defer either a specified percentage or a specified dollar amount of his or her Regular Compensation. Any Deferral election made under this Subparagraph shall apply to only a single Plan Year, and shall not apply to any subsequent Plan Year unless expressly renewed by the Participant.
     (b) Performance-Based Compensation. Separately from any Deferral election made under Subparagraph (a), and subject to the provisions of Subparagraph (c), a Participant may elect to defer the receipt of any portion of the Performance-Based Compensation to be earned by him or her during a specified performance period of at least twelve (12) months’ duration. Any such Deferral election must be made no later than, and may not be revoked or modified later than, the earlier of six (6) months before the end of the performance period or the time that the Performance-Based Compensation has become readily ascertainable; provided, however, that such a Deferral election shall be cancelled due to either (i) an accelerated distribution from this Plan on account of an Unforeseeable Emergency, or (ii) a hardship distribution from a qualified cash or deferred arrangement pursuant to Treasury Regulation Section 1.401(k)-1(d)(3). Moreover, an Employee who is not already a participant in a nonqualified deferred compensation plan that would be aggregated with this Plan pursuant to Treasury Regulation Section 1.409A-1(c)(2)(i) may elect, during the first thirty (30) days after the Employee first becomes a Participant, to defer the receipt of any portion of the Performance-Based

Compensation to be earned by him or her after the date of such election and during the remainder of the then-current performance period. For purposes of the preceding sentence, the portion of any Performance-Based Compensation to be earned by a Participant after the date of an election shall be equal to the Participant’s total Performance-Based Compensation for that performance period multiplied by a fraction, the numerator of which is the number of days remaining in the performance period after the election and the denominator of which is the total number of days in the performance period. A Participant may elect to defer either a specified percentage or a specified dollar amount of any Performance-Based Compensation. Any Deferral election made under this Subparagraph shall apply to only a single performance period, and shall not apply to subsequent periods unless expressly renewed by the Participant.
     (c) Maximum Deferral Percentage. Notwithstanding the provisions of Subparagraphs (a) and (b), the Committee may, in its sole discretion, designate the maximum percentage of a Participant’s Regular Compensation, Performance-Based Compensation, or both, that he or she may elect to defer under this Paragraph 4 for each Plan Year.
     (d) Election Procedures. Any Deferral election made under this Paragraph shall be made in accordance with procedures established by the Committee. Such procedures may allow for elections to be made either in writing or via electronic means, provided that a record of all such elections shall be preserved. Similar election procedures shall apply to distribution elections made under either of Paragraph 9 or Paragraph 11.
     5. Company Contributions. Acting in its sole discretion, the Committee may credit a given Participant’s Account with an additional amount, which may be a percentage of Compensation or a specific dollar amount, for the Plan Year. Unless the Participant elects otherwise, in accordance with Paragraph 9, such Company Contributions shall be payable in a single lump-sum at the time set forth in Paragraph 8.
     6. Earnings Indices. Participants shall be allowed to elect from among one or more earnings indices designated by the Committee. As of each Valuation Date, each Participant’s Account Balance shall be credited or debited with that Participant’s proportionate share of any gains or losses attributable to the earnings indices selected by that Participant. Under no circumstances shall the value of the Company’s stock be used as an earnings index. Nor shall the Committee be required to invest any actual assets in the designated earnings indices.
     7. Vesting. The portion of the Participant’s Account Balance attributable to Deferrals shall be fully vested at all times. The Committee, in its sole discretion, may impose a vesting schedule (of up to 5 years) with respect to any Company Contribution (and Earnings thereon) for any Participant for any given Plan Year, and further, the Committee, in its sole discretion, may provide that certain Company Contributions (and Earnings thereon) shall become fully vested immediately upon the occurrence of a Change in Control.

     8. Distributions. Except as otherwise elected in accordance with Paragraph 9, a Participant (or, in the event of the Participant’s death, the Participant’s Beneficiary) shall receive a distribution of his or her entire Account Balance, in a single lump-sum payment, as soon as administratively practicable (but no more than 90 days) after the earliest of:
     (a) The Participant’s Separation from Service (or, in the case of a Specified Employee, six months after such Separation From Service);
     (b) the Participant’s death; or
     (c) the Participant’s Disability;
provided that neither the Participant nor the Beneficiary shall have the right to designate the taxable year of the payment.
     9. Alternative Elections Regarding Time and Form of Payment. Except as provided in Paragraph 10 with respect to small Account Balances, a Participant may elect, in lieu of the distribution timing provisions of Paragraph 8, to receive distribution of his or her Deferrals and/or Company Contributions for a given Plan Year (and the Earnings attributable thereto)
     (a) at a specific date or time (or upon attainment of a specific age), or
     (b) upon the earlier of such date (or age) or one or more of the distribution events listed in Paragraph 8.
A Participant may also elect to receive distribution of his or her Deferrals and/or Company Contributions for a given Plan Year (and the Earnings attributable thereto) in annual installments for a period of up to ten (10) years. If a Participant elects to receive installment payments, the amount of each such annual installment shall be equal to the Participant’s Account Balance as of the date of the distribution divided by the number of installments remaining to be paid. Notwithstanding the above, any distribution on account of the death of the Participant shall be paid in accordance with Paragraph 8. Any election under this Paragraph (with respect to Deferrals and the Earnings thereon) must be made by the applicable deadline (under Paragraph 4) for making a Deferral election for the applicable Plan Year. Any election under this Paragraph (with respect to Company Contributions and the Earnings thereon) must be made before the first day of the Plan Year in which the Company Contribution is credited to the Participant’s Account (or, if later, within the first 30 days after the Employee first becomes a Participant); provided that, to the extent required under Code Section 409A, such election shall apply only to Compensation paid for services to be performed after the date of the election. Notwithstanding the above, no Participant may elect more than three alternate combinations of distribution dates and payout methods. In the absence of a timely distribution election, any Deferrals or Company Contributions for a given Plan Year (and the Earnings attributable thereto) shall be paid at the time and in the manner set forth in Paragraph 8.
     10. Cashout of Small Account Balances. If, on the date of a distribution event listed in Paragraph 8, a Participant’s Account Balance does not exceed the dollar limitation then in effect under Code Section 402(g)(1)(B) (i.e., the annual limitation on Code Section 401(k) deferrals, excluding any “catch-up contributions” available to an employee who is age 50 or older), the

Participant’s entire Account Balance shall be distributed in accordance with Paragraph 8, notwithstanding any alternative distribution election the Participant might have made Paragraph 9 or any distribution deferral election the Participant might have made under Paragraph 11. In applying the provisions of this Paragraph, a Participant’s Account Balance shall be deemed to include any amount credited to the Participant’s account under any other nonqualified deferred compensation plan that would be aggregated with this Plan pursuant to Treasury Regulation Section 1.409A-1(c)(2)(i).
     11. Distribution Deferral Elections. A Participant who is still an Employee may elect, at least twelve months before the earliest of the distribution dates described in Paragraph 8 (or the alternate distribution date elected under Paragraph 9) to defer the distribution of his or her Account Balance (or the portion thereof that is payable on such date). Except in the case of a Participant’s Disability or death, any such distribution deferral election must defer the distribution for a period of at least five years from the date the distribution(s) otherwise would have been made (or commenced). Subject to the constraints described in the preceding portions of this Paragraph, a Participant may elect to receive a deferred distribution in either a single lump-sum payment or a series of annual installments over a period of up to ten (10) years. If a Participant elects to receive installment payments, the amount of each such annual installment shall be equal to the Participant’s Account Balance as of the date of the distribution divided by the number of installments remaining to be paid. Moreover, a Participant may make more than one distribution deferral election under the provisions of this Paragraph; provided that such elections do not result in the Participant having more than three alternate combinations of distribution dates and payout methods. For purposes of this Paragraph, a series of installment payments shall be treated as a single payment. Accordingly, by electing to defer his or her distribution commencement date by at least five (5) years, a Participant may substitute a lump-sum payment for a series of installments, but may not elect to defer the distribution of only a single installment.
     12. Unforeseeable Emergency. At any time prior to receiving a distribution of his or her entire Account Balance, a Participant who has experienced an Unforeseeable Emergency may request an accelerated distribution from his or her Account. The amount necessary to relieve that emergency (including any amount necessary to pay taxes reasonably anticipated to result from the distribution) shall then be distributed to the Participant in a lump-sum payment. The determination of the amount reasonably necessary to relieve the Participant’s emergency shall be made by the Committee. No distribution shall be made under this Paragraph, however, to the extent that the Participant’s emergency may be relieved either:
     (a) Through reimbursement or compensation by insurance or otherwise;
     (b) By liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or
     (c) By cessation of the Participant’s Deferrals under this Plan.
Any distribution under this Paragraph shall be made as soon as administratively practicable (but no more than 90 days) after the Committee’s determination of the portion of the Participant’s Account Balance properly distributable as a result of the Participant’s Unforeseeable Emergency.

     13. Designation of Beneficiary. A Participant shall designate one or more Beneficiaries, some of whom may be contingent Beneficiaries. Any such Beneficiary designation shall be made in writing, on a form provided by the Company; provided that a married Participant may designate a primary Beneficiary other than his/her spouse only if the spouse provides written consent to that designation. A Participant may revoke a Beneficiary designation at any time and, subject to the spousal consent requirement described in the immediately preceding sentence, designate a new primary or contingent Beneficiary. No such revocation or new designation shall become effective, however, until received in writing by the Company. In the absence of an effective Beneficiary designation, a Participant’s Beneficiary shall be the person or persons in the first of the following classes of successive preference Beneficiaries. The Participant’s:
(a)	Spouse;

(b)	Descendants, per stirpes;

(c)	Parents;

(d)	Brothers and sisters; or

(e)	Estate.
     14. Unfunded Status. It is specifically intended that all Deferrals and Earnings under the provisions of this Plan shall be “unfunded” for purposes of both the Code and ERISA. To that end, benefits payable hereunder shall be paid exclusively from the Company’s general assets. Although the Company may establish a trust for the purpose of holding all or a portion of Participants’ Account Balances, the agreement establishing any such trust shall provide that the assets held therein will be available to satisfy claims of the Company’s general creditors in the event of the Company’s insolvency. No Participant or Beneficiary shall have any claim, right, security interest, or other interest in any fund, trust, account, insurance contract, or other asset of the Company that may be looked to for such payment. Rather, a Participant (or his or her Beneficiary) shall be a general, unsecured creditor of the Company.
     15. Restrictions on Alienation. No right or benefit under this Plan shall be subject to anticipation, alienation, sale, assignment, pledge, borrowing, encumbrance, or charge; and any attempt to anticipate, alienate, sell, assign, pledge, borrow, encumber, or charge the same shall be void. Nor shall any right or benefit under this Plan be in any manner liable for or subject to the debts, contracts, liabilities, or torts of any Participant or Beneficiary. Notwithstanding the preceding provisions of this Paragraph, the Committee may authorize either of the following:
     (a) The payment or assignment of benefits pursuant to a “qualified domestic relations order,” as defined in Section 206(d)(3)(B)(i) of ERISA. A Participant’s Account Balance shall be reduced to reflect the amount of such payment.
     (b) The distribution of any portion of a Participant’s Account Balance to any taxing authority. The Company will inform the Participant of any amount so distributed, by use of appropriate tax forms or by means of written notice to the Participant concerning his or her Account Balance.
     16. Administration. The Committee will have full power to interpret the Plan and to determine all questions that arise under it. Such power includes, for example, the administrative discretion necessary to determine whether an individual meets the Plan’s eligibility requirements and to interpret any other term contained in this document. The Committee may delegate such ministerial responsibilities as it believes appropriate to one or more individuals, who may (but need not) be employees of the Company or its subsidiaries. The Plan will be administered as an arrangement primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Section 201(2) of ERISA.
     17. Claims and Appeals Procedures. A request for a Plan benefit shall be filed with the CEO or with his or her designee. Such a request, hereinafter referred to as a “claim,” shall be deemed filed when the executed claim form is received by the CEO (or his or her designee).
     (a) Initial Claim Determination. The CEO (or his or her designee) shall decide each claim within a reasonable time after it is received. If a claim is wholly or partially denied, the claimant shall be furnished a written notice setting forth, in a manner calculated to be understood by the claimant:
     (i) the specific reason or reasons for the denial;
     (ii) a specific reference to pertinent Plan provisions on which the denial was based;
     (iii) a description of any additional material or information necessary for the claimant to perfect the claim, along with an explanation of why such material or information is necessary; and
     (iv) appropriate information as to the steps to be taken if the claimant wishes to appeal the denial of his or her claim, including the period during which such an appeal must be filed and the period in which it will be decided.
The notice shall be furnished to the claimant within 90 days after receipt of the claim by the CEO (or his or her designee), unless special circumstances require an extension of time for processing the claim. No extension shall be for more than 90 days after the end of the initial 90-day period. If an extension of time for processing is required, written notice of the extension shall be furnished to the claimant before the end of the initial 90-day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which a final decision will be rendered.
     (b) Appealing a Claim. If a claim is denied, the claimant may appeal the denial to the Committee, upon written application to the Committee. The claimant may review documents pertinent to the appeal and may submit issues and comments in writing to the Committee. No appeal shall be considered unless it is received by the Secretary of the Committee within 90 days after receipt by the claimant of written notification of the denial of the claim. The Committee shall decide the appeal within 60 days after it is received. However, if special circumstances require an extension of time for processing, a decision shall be rendered as soon as possible, but not later than 120 days after the appeal is received. If such an extension of time for deciding the appeal is required, written notice of the extension shall be furnished to the claimant before the commencement of the extension. The decision of the Committee shall be in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, with specific references to the pertinent Plan provisions upon which the decision was based.
     18. Amendment and Termination. The Committee may amend or terminate this Plan at any time. No such action, however, shall affect a Participant’s right to receive the full amount of his or her vested Account Balance (determined as of the date of such amendment or termination). If the Plan is terminated, any acceleration of a distribution to a Participant or Beneficiary shall be subject to the restrictions and limitations set forth in Treasury Regulations issued under Code Section 409A.
     19. Effect of Participant Misconduct. If the Committee determines that a Participant has engaged in misconduct in the course of his or her employment with the Company or its subsidiaries, the Committee may take such action with respect to that Participant as it may deem necessary or appropriate. Such action may include, without limitation, terminating the Participant’s right to participate in the Plan, forfeiting his or her entire Account Balance, and/or requiring the Participant to reimburse the Company for the amount of any benefits previously paid to the Participant hereunder. By participating in the Plan, each Participant acknowledges and agrees that the Company’s rights under this Paragraph shall survive the distribution of any benefits and the termination of the Participant’s employment, for any reason, and shall be in addition to every other right or remedy, at law or in equity, otherwise available to the Company.
     20. General Provisions.
     (a) Employment Relationship. In no event shall a Participant’s terms and conditions of employment be modified or in any way affected by this Plan.
     (b) Successors and Assigns. The provisions of this Plan shall be binding on the Company and its successors and assigns, and on each Participant, Beneficiary and their respective assigns, heirs, executors, and administrators.
     (c) Governing Law. Except to the extent preempted by federal law, all questions arising under this Plan shall be determined by reference to the laws of the State of Nebraska.
     (d) Compliance with Code Section 409A.
     (i) To the extent applicable, it is intended that this Plan (including all amendments thereto) comply with the provisions of Code Section 409A, so that the income inclusion provisions of Code Section 409A(a)(1) do not apply to any Participant or Beneficiary. This Plan shall be administered in a manner consistent with this intent.
     (ii) Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to a Participant or for a Participant’s benefit under this Plan may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its affiliates.
     (iii) In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant’s account in connection with this Plan (including any taxes and penalties under Code Section 409A), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.
     (iv) Any reference in this Plan to Code Section 409A will also include any proposed, temporary, or final regulations or any other formal guidance promulgated with respect to such Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.
     IN WITNESS WHEREOF, ACI Worldwide, Inc. has caused this Amended and Restated Deferred Compensation Plan to be executed on its behalf this 9th day of September, 2010, but to be effective as of October 1, 2010.

Attest:			ACI Worldwide, Inc.

By:	/s/ Karen Hobbs		By:	/s/ Dennis P. Byrnes

	Title:	Vice President Global Human Resources		Title:	Senior Vice President